Resolution on Dividend Payment

On 4 November, 2016 at the Board of Directors’ meeting, POSCO resolved to pay the third quarter dividend for fiscal year 2016 as follows:

Declaration of the Third Quarter Dividend for Fiscal Year 2016

Cash Dividend per Share (KRW)	750

Dividend Yield (%)	0.3

Record Date	30 September, 2016

Proposed Dividend Payment Date	24 November, 2016

Total Amount of the 3rd Quarter Dividend (KRW)	59,997,263,250